SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2009

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: November 4, 2009	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS FURTHER IMPROVES FINANCIAL STRENGTH WITH TRANSACTION CLOSURES

Hsinchu, Taiwan, November 4, 2009 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today announced the closing of privately negotiated transactions with two investors holding in aggregate US$54,000,000 of the Company’s 1.75% convertible senior notes due 2009 (the “2009 Notes”) and the repayment at maturity of the remaining outstanding 2009 Notes. Approximately US$2 million aggregate principal amount plus all accrued and unpaid interest on the 2009 Notes was paid on maturity. The repayment was financed through the Company’s existing cash from operations.

The privately negotiated transactions were first disclosed in the Company’s September 29, 2009 press release.

In the first transaction, the Company and an institutional investor completed the exchange of US$45,000,000 in outstanding 2009 Notes for US$15,300,000 in cash and US$15,750,000 in new convertible notes of the Company due 2014 (the “New Notes”). The New Notes will be convertible into common shares of the Company at a conversion price of US$1.50 per share, subject to adjustment under certain circumstances.

In the second transaction, the Company and ThaiLin Semiconductor Corp., a subsidiary that is 42.9% owned by the Company’s wholly owned subsidiary, ChipMOS TECHNOLOGIES INC., (“ThaiLin”), completed the exchange of US$9,000,000 in outstanding 2009 Notes for US$3,150,000 in new convertible notes with a coupon of 10% (the “10% Notes”) and US$5,580,000 in new convertible notes with a coupon of 8% (the “8% Notes”), in both cases due 2014. The 10% Notes and 8% Notes will be convertible into common shares of the Company at a conversion price of US$1.50 per share and US$1.25 per share, respectively, and in both cases, subject to adjustment under certain circumstances. In addition, the Company and ThaiLin have also completed the purchase by ThaiLin of US$10,000,000 of the 8% Notes at face value.

The notes issued in these exchanges and the Company’s common shares issuable pursuant to these notes have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements and applicable state securities laws. This press release is not an offer to sell or the solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation, or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, stated, “This is another important step for ChipMOS. These transactions are in line with the Company’s continued efforts to improve its financial strength and build on agreements announced on April 15, 2009 that extended key repayment terms and conditions of the Company’s bank loans from Taiwan Creditors. Concurrent with these financing efforts, we remain focused at all levels of the Company on continuing to provide the excellent service our customers worldwide rely on and partner with ChipMOS for.”

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.